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                                                                        12B-25#3

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [ ] Form 20-F     [ ] Form 11-K
                         [ ] Form 10-Q  [ ] Form N-SAR

 For Period Ended: December 31, 1997

 [ ]  Transition Report on Form 10-K
 [ ]  Transition Report on Form 20-F
 [ ]  Transition Report on Form 11-K
 [ ]  Transition Report on Form 10-Q
 [ ]  Transition Report on Form N-SAR

  For the Transition Period Ended:

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant:  The Nostalgia Network, Inc.

Former Name if Applicable:  N/A

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
Address of Principal Executive Office (Street and Number):  650 Massachusetts Avenue N.W.
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City, State and Zip Code:  Washington, D.C., 20001

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]   (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]   (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.
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PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company and its majority stockholder, Concept Communications, Inc. ("Concept") and Concept's parent company, Crown Communications, Inc. ("Crown") have been engaged in discussions regarding Crown's provision of sufficient additional financing to the Company over the next twelve months. Crown recently has committed to satisfy Nostalgia's operating expense needs to the extent not satisfied by cash flows from operations. This matter bears directly on the form and content of the Company's audited financial statements for the fiscal year ended December 31, 1997, and on the disclosures to be made in the Annual Report on Form 10-K with respect thereto. The Company anticipates that the transactions under this commitment will be completed within the next fifteen days.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Squire D. Rushnell                           (202) 289-6633
             (Name)                             (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the preceding 12 months (or for such shorter) period that
     the registrant was required to file such report(s) been
     filed? If the answer is no, identify report(s).          [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss in 1997 increased $6,948,000, or 58% (from $11,941,000 to $18,889,000).
This increase was due principally to reduced revenues (a reduction of $2,325,000); increased sales and marketing expenses (an increase of $3,610,000); increased interest expense (an increase of $1,549,000); and increased programming, production and transmission expenses (an increase of $65,000); offset by decreases in finance, general and administrative expenses (a decrease of $311,000) and decreased programming amortization expense (a decrease of $292,000).


Revenues have declined primarily as a result of the Company's reduced subscriber base. Sales and marketing expenses have increased primarily as a result of both consumer and trade advertising initiatives as well as additional sales personnel and efforts. Interest expense increased as a result of interest on additional borrowings during the year. Programming and production expenses are reflected net of $3,533,000 in capitalized costs associated with certain original programs produced during 1997. Capitalized programming costs are amortized over two years, the expected broadcast life of the related programs. Finance, general and administrative costs decreased primarily as a result of reduced bad debt expense as well as reduced professional fees. Programming amortization decreased as a result of a different mix of programs and related license fees for prime-time programming.
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                          The Nostalgia Network, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 1998                  By:  Squire D. Rushnell
                                          President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

================================= ATTENTION ====================================
                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T Section 232.201 or Section 232.201 of this Chapter or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13 (b) of this chapter).